VOTING INSTRUCTION FORM
MAG SILVER CORP.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: *WWW.PROXYVOTE.COM* TELEPHONE VOTE: *1-800-474-7493*

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: TUESDAY, MARCH 24, 2009 AT 2:00 P.M. PDT
RECORD DATE: FOR HOLDERS AS OF JANUARY 28, 2009
PROXY DEPOSIT DATE: MARCH 20, 2009
ACCOUNT NUMBER:
CUSIP: 559030104 **CUID:** S39744 E **CONTROL NO. :**

APPOINTEE(S) **DANIEL T. MACINNIS, FRANK R. HALLAM**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)		VOTING RECOMMENDATIONS	
2	*- APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS --->>> AUDITORS OF THE COMPANY AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.	FOR 0010200	--->>>
3	*- TO APPROVE CERTAIN AMENDMENTS TO THE SHAREHOLDER RIGHTS PLAN OF --->>> THE COMPANY, AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON MARCH 24, 2009.	FOR 0012001	--->>>
4	*- TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE STOCK OPTION ------>>> PLAN OF THE COMPANY, AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON MARCH 24, 2009.	FOR 0022401	--->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▭ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-DANIEL T. MACINNIS	☐	☐
02-ERIC H. CARLSON	☐	☐
03-R. MICHAEL JONES	☐	☐
04-PETER K. MEGAW	☐	☐
05-JONATHAN A. RUBENSTEIN	☐	☐
06-RICHARD M. COLTERJOHN	☐	☐
07-DEREK C. WHITE	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

Item		
2	FOR ☐	WITHHOLD ☐
3	FOR ☐	AGAINST ☐
4	FOR ☐	AGAINST ☐

CONTROL NO. : →

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S39744 E
1 OF 1
1 1

MAG SILVER CORP.
328-550 BURRARD STREET
BENTALL TOWER 5
VANCOUVER, BC V6C 2B5
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)

SIGNATURE(S) * INVALID IF NOT SIGNED *

☐ ← **REQUEST FOR LEGAL PROXY:** DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

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